UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing (“Filer”):	COMPUTERSHARE TRUST COMPANY OF CANADA

B.	(1) This is [check one]
☒	an original filing for the Filer

☐	an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with

Regulation S-T Rule 101(b)(9)	☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant	NOVA SCOTIA POWER INCORPORATED

Form type	Form F-9

File Number (if known)	333-174197

Filed by	NOVA SCOTIA POWER INCORPORATED

Date Filed (if filed concurrently, so indicate)	May 13, 2011 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of

Canada

and has its principal place of business at

Purdy’s Wharf Tower II
1969 Upper Water Street, 20th
Halifax, Nova Scotia
Canada
B3J 3R7
(902) 420-3527

E. The Filer designates and appoints COMPUTERSHARE TRUST COMPANY, NA (“Agent”) located at
350 Indiana Street, Suite 750, Golden Colorado 80401
Telephone: (303) 262-0707

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-9 on May 13, 2011 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indentures remain outstanding. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-9; the securities to which the Form F-9 relates; and the transactions in such securities.

[Signature page follows]

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Halifax, Country of Canada this 13th day of May, 2011.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Elizabeth Dockendorff
	Name:	Elizabeth Dockendorff
	Title:	Professional, Corporate Trust

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Colleen Nielsen
	Name:	Colleen Nielsen
	Title:	Relationship Manager, Client Services

This statement has been signed by the following person in the capacity and on the date indicated.

COMPUTERSHARE TRUST COMPANY, NA.
As Agent for Service of Process of Computershare Trust Company of Canada

By:	/s/ John M. Wahl
	Name:	John M. Wahl
	Title:	Corporate Trust Officer
	Date:	May 13, 2011